BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006




Damian P. Reitemeyer               Mailing
Address:
Vice President                     P.O. Box 318
Telephone:  212-250-4599           Church Street
Station
                                   New York, NY  10008

                                   February 14, 1996









Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
     El Paso Natural Gas


Pursuant to Rule 13d-1 of the General Rules and
Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-
Mail confirmation.

                        Sincerely,

                         Damian P. Reitemeyer
Enclosures


             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                       SCHEDULE 13G


          Under the Securities Exchange Act of 1934
                      (Amendment No.  )*

                     El Paso Natural Gas
             __________________________________
                       NAME OF ISSUER:
                Common Stock, $3.00 par value
           ____________________________________
                TITLE OF CLASS OF SECURITIES
                         28369587
          _______________________________________
                       CUSIP NUMBER


Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section
    18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all
                  other provisions of the Act (however,
                  see the Notes).
            (Continued on following page(s))



CUSIP No.  28369587                     Page 1 of 7 Pages

1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Bankers Trust New York Corporation and its wholly owned subsidiary Bankers Trust Company (as Trustee for various trusts and employee benefit plans, and investment advisor). 13-6180473
2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [X]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Bankers Trust New York Corporation and Bankers Trust Company are New York corporations.

NUMBER OF     5. SOLE VOTING POWER
SHARES
               Bankers Trust Company            765,807 shares
BENEFICIALLY   6. SHARED VOTING POWER
 OWNED BY
               Bankers Trust Company             55,584 shares






CUSIP No.  28369587                     Page 2 of 7 Pages

 EACH         7. SOLE DISPOSITIVE POWER

REPORTING
               Bankers Trust Company    1,093,000 shares
PERSON        8. SHARED DISPOSITIVE POWER
  WITH
               Bankers Trust Company       57,916 shares
9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

          Bankers Trust Company         1,150,916 shares


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
     CERTAIN SHARES [X]


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          Bankers Trust Company                   3.4%


12.TYPE OF REPORTING PERSON *
     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK



           DISCLAIMER OF BENEFICIAL OWNERSHIP

THE FILING OF THIS SCHEDULE G STATEMENT SHALL NOT BE
CONSTRUED AS AN ADMISSION THAT BANKERS TRUST NEW YORK
CORPORATION OR BANKERS TRUST COMPANY, AS TRUSTEE (THE
BANK )ARE, FOR THE PURPOSE OF SECTION 13 (g) OF THE
SECURITIES AND EXCHANGE ACT OF 1934, OR FOR ANY OTHER
PURPOSE, THE BENEFICIAL OWNER OF THE SECURITIES SET FORTH
IN ITEM 4 (a) (ii) HEREOF.
CUSIP No.  28369587                     Page 3 of 7 Pages

Item 1(a)      NAME OF ISSUER:

                   El Paso Natural Gas




Item 1(b)      ADDRESS OF ISSUER S PRINCIPAL
EXECUTIVE OFFICES:
                        P.O. Box 1492
                     El Paso, TX 79978


Item 2(a)      NAME OF PERSON FILING:

          Bankers Trust New York Corporation, and its whollyowned subsidiary, Bankers Trust Company(as
          Trustee for various trusts and employee benefit plans, and investment advisor).


Item 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

        280 Park Avenue New York, New York  10017.


Item 2(c)      CITIZENSHIP:

          Bankers Trust New York Corporation and Bankers
          Trust Company (as Trustee for various trusts and employee benefit plans, and investment advisor)are incorporated in the State of New York with its principal business office located in New
          York.


Item 2(d)    TITLE OF CLASS OF SECURITIES:

          Common stock ($3.00 par value) of U.S. West Media
          Group.

Item 2(e)    CUSIP NUMBER:
                              28369587
Item 3       THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,
CUSIP No.  28369587                     Page 4 of 7 Pages


     (g)  [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company

     (b) [X] Bank as defined in section 3(a)(6) of the Act.

Item 4         OWNERSHIP:

     (a)  Amount Beneficially Owned:

     As of December 31, 1995:

 (i)
          Bankers Trust Company         1,150,916 shares

(ii) Bankers Trust Company was also the record owner of 1,280,303 shares as Trustee of the El Paso Natural Gas
CO. Retirement Savings Plan and the El Paso Natural Gas
CO. Benefits Protection Trust(the Plan ) with respect to which the bank disclaims beneficial ownership.
          The Plan states that each Plan participant shall have the right to direct the manner in which shares of common stock shall be voted at all stockholders meetings. The Department of Labor has expressed the view that, under certain circumstances, ERISA may require the Trustee to vote shares which are not allocated to participants accounts and unvoted shares.
          Since, in the view of the Bank and Bankers Trust
          New York Corporation, such voting power is merely a residual power based upon the occurrence of an unlikely contingency and is not a sole or shared power to vote the securities, the Bankers Trust New York Corporation hereby disclaim beneficial ownership of such securities.






CUSIP No.  28369587                     Page 5 of 7 Pages


     (b)  PERCENT OF CLASS:

        Bankers Trust Company                  3.4%

          The common stock as to which Bankers Trust
          Corporation disclaims beneficial ownership constitutes 3.7% of the Issuer s outstanding
          Common Stock.


      (c)  Number of shares as to which the Bank has:

     (i)  sole power to vote or to direct the
                vote -
          Bankers Trust Company         765,807 shares

        (ii)  shared power to vote or to direct the
                 vote -
        Bankers Trust Company         55,584 shares

          (iii)  sole power to dispose or to direct the
                  disposition of -

          Bankers Trust Company         1,093,000 shares


     (iv)  shared power to dispose or to direct
                   the disposition of -

        Bankers Trust Company         57,916 shares

Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
           []

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

    The Issuer s Plan, and various trusts, and employee
benefit plan for which the Bank serves as Trustee, and
accounts for which the Bank serves as investment advisor,
have the right to receive and/or the power to direct the
receipt of dividends from, or the proceeds from the sale
of, such securities.
CUSIP No.  28369587                     Page 6 of 7 Pages
Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Item 3 above.
Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
THE GROUP:
                    Not Applicable.
Item 9    NOTICE OF DISSOLUTION OF GROUP:
                    Not Applicable
CUSIP No. 28369587                 Page 7 of 7 Pages
Item 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     as of December 31, 1995


     Bankers Trust New York Corp.

     /s/James T. Byrne, Jr.
     James T. Byrne, Jr.

     Secretary

     Bankers Trust Company, as investment
advisor.

     /s/James T. Byrne, Jr.
     James T. Byrne, Jr.

     Secretary

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


           Bankers Trust New York Corporation
                              |
                            100%
                              |

                    Bankers Trust Company